

The People VS Wall Street.

We are a User-Owned Social Trading Platform dedicated to giving financial power to the people through community, education, and ownership.

Join Waitlist and Receive 5 Free Shares of Stonks Trading | A Social Community for Every Investor | No Hedge Funds. No Investment Banks



Anthony Hughes · 2nd
CEO & Chief Tendies Officer at Stonks Trading Inc.
Clive, Iowa, United States · Contact info
500+ connections

Stonks Trading Inc.

Liberty University

1 mutual connection: Adie Akuffo-Afful

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Experience



CEO & Chief Tendies Officer
Stonks Trading Inc. · Full-time
Jan 2021 – Present · 11 mos
Des Moines, Iowa, United States

The People vs Wall Street

We are a User-Owned Social Trading Platform dedicated to giving financial power to the people through community, education, and ownership.

Join in as we grow a fully democratized social investing ecosystem built and owned by the commoners of the world.   ...see more



Angel/Seed Investor, Startup Advisor
Multiple Companies
Jun 2019 – Present · 2 yrs 6 mos
Portland, Oregon Area

Current Investments:
Nanno (https://www.nanno.com)
Jumpstart (https://www.jumpstartrecovery.com)
WeLivv (http://www.welivv.com)   ...see more



CEO
Speckly
Jan 2019 – Dec 2020 · 2 yrs
Portland, Oregon Area

Scale your sales on LinkedIn

Win deals and build trust with prospects on LinkedIn through thought leadership, prospecting, and engagement. 100% done for you with predictable leads sent straight to your inbox ...see more



Advisor
BetterManager
Sep 2017 – Jan 2020 · 2 yrs 5 mos
Portland, Oregon Area

BetterManager's mission is to help managers make a positive difference in the lives of the people they work with and their organizations.

50% of employees have quit a job because of a bad boss. 70% of U.S. workers are not e ...see more



Founder
BetterGrowth
Oct 2018 – Oct 2019 · 1 yr 1 mo
Portland, Oregon Area

BetterGrowth is a growth agency with a specialization in helping companies accelerate growth through improved marketing, sales, and customer success strategies. We help B2B companies through our six core offerings: demand generation, outbound sales development, deal closing, sales coaching, customer support, and customer success. Our work has played a pivota ...see more

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Education



Liberty University
Bachelor of Science (B.S.), Religion/Religious Studies
2008 – 2012

NCAA D-1 Wrestler



Kelso High School

Diploma
2007 – 2008

- 2X State Placer (Wrestling)
- 8X National Team Member (Freestyle & Greco Wrestling)
- 2X Team Captain: Wrestling

Eastlake High School
2005 – 2007

Skills & endorsements

Leadership · 22

Endorsed by **2 of Anthony's colleagues at SDRemote (now BetterGrowth)**

Endorsed by **7 people who know Leadership**

Public Speaking · 18

Endorsed by **2 of Anthony's colleagues at SDRemote (now BetterGrowth)**

Sales · 15

Endorsed by **3 of Anthony's colleagues at NAVEX Global**

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Accomplishments

2   Languages
English • Greek, Ancient (to 1453)

Interests

Satya Nadella in
Chairman and CEO at Microsoft
9,457,805 followers

MindTouch
12,457 followers

Gary Vaynerchuk in
Chairman of VaynerX, CEO of VaynerMedia, 5-Tim
4,835,494 followers

Human Resources (HR) & Talent Managen
711,451 members

iTradeNetwork, Inc.
2,154 followers

Robert Herjavec in
Founder of Herjavec Group | Shark on ABC's Shark
2,253,620 followers

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